                                  EXHIBIT 2.1

                               PURCHASE AGREEMENT

                                    BETWEEN

                           J.M. PETERS COMPANY, INC.

                                      AND

                         CLARK WILSON AND AUDREY WILSON

                               TABLE OF CONTENTS


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                                                                                                     ----
ARTICLE I - PURCHASE AND SALE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1
         1.1     Purchase and Sale of Shares  . . . . . . . . . . . . . . . . . . . . . . . . . . .    1
         1.2     Purchase Price . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1

ARTICLE II - CLOSING  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1
         2.1     Closing  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1
                 (a)      Deliveries by Purchaser . . . . . . . . . . . . . . . . . . . . . . . . .    2
                 (b)      Deliveries by Seller  . . . . . . . . . . . . . . . . . . . . . . . . . .    2
                 (c)      Simultaneous Delivery . . . . . . . . . . . . . . . . . . . . . . . . . .    3
         2.2     Payment to Brokers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    3

ARTICLE III - REPRESENTATIONS AND WARRANTIES  . . . . . . . . . . . . . . . . . . . . . . . . . . .    3
         3.1     Representations and Warranties of Seller and the Company . . . . . . . . . . . . .    3
                 (a)      Authority and Enforceability  . . . . . . . . . . . . . . . . . . . . . .    3
                 (b)      Organization of the Company . . . . . . . . . . . . . . . . . . . . . . .    3
                 (c)      Charter Documents; No Conflicts . . . . . . . . . . . . . . . . . . . . .    3
                 (d)      Capitalization  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    4
                 (e)      Title to Assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    4
                 (f)      Title to the Shares . . . . . . . . . . . . . . . . . . . . . . . . . . .    4
                 (g)      Payment of Taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . .    5
                 (h)      Default . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    5
                 (i)      Violations of Law . . . . . . . . . . . . . . . . . . . . . . . . . . . .    5
                 (j)      Litigation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    6
                 (k)      No Brokers  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    6
                 (l)      Financial Information . . . . . . . . . . . . . . . . . . . . . . . . . .    6
                 (m)      No Employment Agreements  . . . . . . . . . . . . . . . . . . . . . . . .    6
                 (n)      Projections . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    7
                 (o)      No Adverse Developments . . . . . . . . . . . . . . . . . . . . . . . . .    7
         3.2     Representations and Warranties of Purchaser  . . . . . . . . . . . . . . . . . . .    7
                 (a)      Authority and Enforceability  . . . . . . . . . . . . . . . . . . . . . .    7
                 (b)      No Registration . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    7
                 (c)      No Brokers  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    7
         3.3     Remaking and Survival of Representations and Warranties  . . . . . . . . . . . . .    8

ARTICLE IV - ADDITIONAL COVENANTS AND AGREEMENTS  . . . . . . . . . . . . . . . . . . . . . . . . .    8
         4.1     Purchaser's Due Diligence  . . . . . . . . . . . . . . . . . . . . . . . . . . . .    8
         4.2     Continued Operation of the Company . . . . . . . . . . . . . . . . . . . . . . . .    9
         4.3     Non-Dilution . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    9
         4.4     Tax Elections and Reporting  . . . . . . . . . . . . . . . . . . . . . . . . . . .    9
         4.5     Indemnity by Seller  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   10
         4.6     Payoff of Company's Indebtedness . . . . . . . . . . . . . . . . . . . . . . . . .   11
         4.7     Covenants Not to Compete . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   12
         4.8     Confidentiality  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   13
         4.9     Employment of Clark Wilson . . . . . . . . . . . . . . . . . . . . . . . . . . . .   13

                                                                                                       Page
                                                                                                       ----
ARTICLE V - GENERAL PROVISIONS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   14
         5.1     Entire Agreement; Amendment  . . . . . . . . . . . . . . . . . . . . . . . . . . . .   14
         5.2     Severability . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   14
         5.3     Notices  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   14
         5.4     Assignment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   15
         5.5     Governing Law and Venue  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   15
         5.6     Attorneys' Fees  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   15
         5.7     No Waiver  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   15
         5.8     Cooperation and Further Assurances . . . . . . . . . . . . . . . . . . . . . . . . .   16
         5.9     Incorporation of Exhibits  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   16
         5.10    Captions and References to Articles and Sections . . . . . . . . . . . . . . . . . .   16
         5.11    Counterparts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   16
         5.12    Joint and Several Liability. . . . . . . . . . . . . . . . . . . . . . . . . . . . .   16


EXHIBIT A - Promissory Note

EXHIBIT B - Stock Pledge Agreement

EXHIBIT C - Irrevocable Proxy

EXHIBIT D - Articles of Incorporation and Bylaws of the Company

EXHIBIT E - List of the Company's Assets

EXHIBIT F - Liens and Claims Against the Company's Assets

EXHIBIT G - List of Defaults and Violations of Law

EXHIBIT H - Litigation List

EXHIBIT I - Financial Statements

EXHIBIT J - List of the Company's Loans

                               PURCHASE AGREEMENT


                 This Purchase Agreement (the "Agreement") is entered into effective as of November 10, 1994, by and between CLARK N. WILSON and AUDREY WILSON, each as an individual (collectively, "Seller"), J.M. PETERS COMPANY, INC., a Delaware corporation, together with any assignee thereof pursuant to
Section 5.4 below ("Purchaser"), and Clark Wilson Homes, Inc., a Texas corporation (the "Company").


                                   ARTICLE I
                               PURCHASE AND SALE

                 1.1 Purchase and Sale of Shares. Subject to the terms and conditions of this Agreement, Purchaser agrees to purchase and acquire from Seller, and Seller agrees to sell, assign, transfer and deliver to Purchaser, 100% of the outstanding capital stock of the Company and 100% of the outstanding capital stock of Fairway Financial Corp., a Texas corporation ("Fairway Financial") (the shares of the Company and the shares of Fairway Financial are referred to collectively in this Agreement as the "Shares").

                 1.2 Purchase Price. In consideration for the Shares, Purchaser shall pay Seller an aggregate purchase price (the "Purchase Price"), payable as follows:

                          (i) In cash, the sum of Three Million Five Hundred Thousand Dollars ($3,500,000) (the "Cash Portion"); and

                         (ii) A nonrecourse Promissory Note in the amount of Two Million Five Hundred Thousand Dollars ($2,500,000) in the form attached hereto as Exhibit A (the "Note"). The Note shall be secured by a Stock Pledge Agreement in the form attached hereto as Exhibit B, encumbering the shares (the "Stock Pledge Agreement").


                                   ARTICLE II
                                    CLOSING

                 2.1 Closing. Subject to Purchaser's rights under Section 4.1, the consummation of the transactions contemplated by this Agreement (the "Closing") shall occur on or before December 27, 1994, subject to Purchaser's right to close earlier at any time immediately upon written notice upon at least 48 hours' written notice from Purchaser to Seller. Seller and Purchaser acknowledge that the Purchase Price has been calculated based upon the financial position of the Company on September 1, 1994, as reflected in the Financial Statements (as defined in

Section 3.1(l), and that the intent of Seller's indemnity in Section 4.5 as to the representations and warranties set forth in Section 3.1(l) is, among other things, to accomplish an accounting cutoff of September 1, 1994 or such later date on or before the Closing Date as Purchaser shall elect (such election to be made within 180 days after the Closing Date). Accordingly, although the Closing will occur on a later date, the parties agree that for accounting purposes, Purchaser's acquisition of the Shares shall be deemed to be effective as of September 1, 1994 or such later date on or before the Closing Date as Purchaser shall elect (such election to be made within 180 days after the Closing Date) on the basis that Purchaser effectively gained control of the Company on or about September 1, 1994. In addition, Purchaser's acquisition of the Shares shall be deemed to be effective for tax purposes as of September 1, 1994 or such later date on or before the Closing as Purchaser shall elect (such election to be made within 180 days after the Closing Date), which date may be different from the effective date for accounting and other purposes elected by Purchaser pursuant to the foregoing provisions of this Section. The Closing shall take place at the Company's offices at 1717 West Sixth Street, Suite 140, Austin, Texas 78703-4775. The date upon which the Closing occurs is referred to in this Agreement as the "Closing Date." At the Closing on the Closing Date, the following shall occur:

                          (a)     Deliveries by Purchaser.  Purchaser shall
deliver to Seller:

                                  (i)      the sum of Three Million Five
         Hundred Thousand Dollars ($3,500,000) as the Cash Portion of the Purchase Price, by cashier's check or wire transfer;

                                 (ii) the Note, executed by Purchaser and dated as of the Closing Date;

                                (iii) the Stock Pledge Agreement, executed by Purchaser and dated as of the Closing Date; and

                                 (iv) the certificate required of Purchaser pursuant to Section 3.3.

                          (b)     Deliveries by Seller.  Seller shall deliver
(and, as appropriate, shall cause the Company to deliver) to Purchaser:

                                  (i)      one or more stock certificates
         representing the Shares, endorsed by Seller in blank or accompanied by stock powers endorsed by Seller in blank and dated as of the Closing Date;

                                 (ii)      such resignations of the officers
         and directors of the Company and Fairway Financial as Purchaser may request dated as of the Closing Date;

                                (iii)      the Irrevocable Proxy in the form
         attached hereto as Exhibit C (and another for Fairway Financial in substantially identical form), executed by Seller and dated as of the Closing Date;

                                 (iv)      the certificate required of Seller
         and the Company pursuant to Section 3.3; and

                                  (v)      such other documents as are
         reasonably required of Seller to effect the transactions contemplated by this Agreement.

                          (c)     Simultaneous Delivery.  All proceedings to
take place on the Closing Date shall be considered to take place simultaneously, and no delivery or payment shall be considered to have been made on such date until all deliveries, payments and proceedings due to occur under this Agreement on such Closing Date have been completed.

                 2.2 Payment to Brokers. Purchaser agrees to pay to the brokers described in Section 3.1(k) and 3.2(k) in the shares directed by such brokers the sum of $69,000 if and when the Closing occurs.


                                  ARTICLE III
                         REPRESENTATIONS AND WARRANTIES

                 3.1 Representations and Warranties of Seller and the Company. Seller and the Company and Fairway Financial jointly and severally represent and warrant to Purchaser as follows:

                          (a)     Authority and Enforceability.  All actions on
the part of Seller and the Company necessary for the authorization, execution and delivery of this Agreement and for the consummation of the transactions contemplated hereby, have been duly and validly taken. This Agreement has been duly executed and delivered by Seller and the Company and constitutes a valid and legally binding obligation of Seller and the Company enforceable against Seller and the Company in accordance with its terms.

                          (b)     Organization of the Company.  Each of the
Company and Fairway Financial is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas.

                          (c)     Charter Documents; No Conflicts.  True and
complete copies of the Company's Articles of Incorporation and Bylaws, as in effect on the date hereof, are attached hereto as Exhibit D. Neither the execution and delivery of this Agreement, nor consummation of the transactions contemplated hereby, nor compliance with any of the provisions hereof, will conflict with or result in the breach or violation of, or default under, or give any other party any right to modify, accelerate or cancel, any of the terms, conditions or provisions of the Company's or Fairway Financial's Articles of Incorporation or Bylaws or any note, bond, mortgage, indenture, license, lease, loan agreement, judgment, order, decree, law, regulation or other agreement or instrument or obligation to which Seller or the Company or Fairway Financial is a party or by which Seller or the Company or Fairway Financial or any of their properties or assets is bound.

                          (d)     Capitalization.  There are 1,176 shares of
common stock of the Company issued and outstanding, and all of the Shares are duly and validly authorized and issued to Seller and are fully paid and nonassessable. No options, warrants or other rights to purchase or otherwise acquire any shares of the Company's or Fairway Financial's capital stock are outstanding.

                          (e)     Title to Assets.  The Company has good and
marketable title to all of the real and personal property reflected in the Financial Statements (as defined in Section 3.1(l) below) or described in attached Exhibit E (collectively, the "Company Assets"), and no other person or entity has any right, title or interest in or to the Company Assets, and all of the assets of the Company are free and clear of any claims, liens (including tax liens), encumbrances, security agreements, leases and other restrictions, except as otherwise set forth in attached Exhibit F. None of the assets of the Company or Fairway Financial is subject to any pending or threatened condemnation, attachment, enforcement or similar proceedings, except as set forth in the Exhibits to this Agreement.

                          (f)     Title to the Shares.  Seller (i.e., Clark N.
Wilson and Audrey Wilson, as community property) is the sole legal and beneficial owner of the Shares. No other person or entity has any right, title, or interest, beneficially or of record, in or to the Shares. The Shares are free and clear of any claims, liens (including tax liens), encumbrances, security agreements, equities, options, charges or restrictions (subject to applicable securities laws) except for purchase-money liens to certain of Seller's family members which will be fully released prior to the Closing (with reasonably satisfactory evidence of such release being delivered to Purchaser prior to the Closing), and can be delivered and surrendered to Purchaser pursuant to this Agreement without obtaining the consent or approval of any other person or governmental authority. Upon the transfer and delivery of the Shares to Purchaser in accordance with this Agreement, Purchaser will become the owner and holder of the Shares, free and clear of all liens, encumbrances, pledges, claims, charges and restrictions on transfer. Seller is not a party to any voting trust, proxy or other agreement or understanding with respect to the voting of any of the Shares except for the irrevocable proxy to be granted to Purchaser pursuant to this Agreement.

                          (g)     Payment of Taxes.  Each of Seller, the
Company and Fairway Financial has paid all federal, state and local income, franchise, employment, workers' compensation, property and other taxes as required pursuant to applicable law and has filed all tax returns required under applicable law. Neither Seller nor the Company nor Fairway Financial has been advised that any of its federal, state or local tax returns have been or are being audited nor has either received notice of any delinquent payment or disputed amount of taxes or similar imposition owing. Since its inception, each of the Company and Fairway Financial has been a corporation duly qualified and classified as a "Subchapter S" corporation under Section 1361 et seq. of the Internal Revenue Code, and all filings and other actions have been properly taken, each within the time periods required under law, in order to establish and preserve the Company's and Fairway Financial's "Subchapter S" status since its inception.

                          (h)     Default.  Except as otherwise disclosed in
attached Exhibit G, neither the Company nor Fairway Financial is in default under any contract, commitment or agreement to which it is a party or to which any of its assets may be subject or bound, and there is no default or event that, with notice or lapse of time, or both, would constitute a default by any party to any such agreement, nor does Seller or the Company have knowledge of any fact which reasonably can be expected to cause either company to be in default under any such agreement in the future.

                          (i)     Violations of Law.  Except as otherwise set
forth in attached Exhibit G, each of the Company and Fairway Financial holds all licenses, franchises, permits, authorizations and other governmental approvals and other approvals necessary for the lawful conduct of its business. To the respective knowledge of Seller and the Company, neither the Company nor Fairway Financial nor their respective assets are in violation of any applicable statutes, laws, ordinances, rules, regulations (including, but not limited to, any of the foregoing related to employment discrimination, occupational safety, environmental condition or hazardous or toxic substances, conservation, natural resources, zoning, land use, building codes, antitrust, unfair competition, labor practices or corrupt practices) of any federal, state, local or foreign governmental body, agency or subdivision having, asserting or claiming jurisdiction over the Company or Fairway Financial or any of their respective assets or operations, and neither has received any notice of any such actual or alleged violation, existing or in the past.

                          (j)     Litigation.  Except as described in attached
Exhibit F, there are no claims, disputes, actions, proceedings or investigations of any nature pending or, to the knowledge of Seller or the Company, threatened against or involving Seller or the Company or Fairway Financial or their respective assets, and neither Seller nor the Company has any knowledge of any basis for any such claim, dispute, action, proceeding or investigation.

                          (k)     No Brokers.  Except for Barry Clark and Bill
Kochwelp, no person or any other entity is entitled to any brokerage commission, finder's fee or like payment in connection with the transactions contemplated by this Agreement due to any agreement, engagement or representation made by or on behalf of Seller or the Company or Fairway Financial.

                          (l)     Financial Information.  The unaudited balance
sheets of the Company as at August 31, 1994 and as of September 30, 1994, the unaudited balance sheet of the Company for the year ending December 31, 1993, the statements of income and cash flow of the Company for the periods ending August 31, 1994 and September 30, 1994 and for certain other periods during 1994, and the unaudited statement of income and cash flow for the year ending December 31, 1993 each are attached to this Agreement as Exhibit I. The foregoing described financial statements and other documents attached as
Exhibit I, together with all financial statements of the Company for prior dates and periods that have been provided to Purchaser (collectively, the "Financial Statements") have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the period indicated (except as specifically disclosed therein), fairly present the financial condition of the Company at the dates thereof and the results of operations of the Company for the periods indicated, respectively, and are true and correct in all material respects and did not omit any liability or contingent liability of the Company at the dates thereof, respectively. The amount of reserves for expenses specified in the Financial Statements contained in Exhibit I (which amount is zero) are sufficient to cover all expenses of the Company allocable to periods prior to August 31, 1994. There has been no adverse change in the business, financial condition, operations, results of operations or future prospects of the Company since August 31, 1994.

                          (m)     No Employment Agreements.  Except for the
Company's contract with Administaff pursuant to which the Company "leases" Administaff's employees, there are no employment agreements to which the Company or Fairway Financial is a party or is otherwise bound, and all persons employed for the Company's account can be terminated at the Company's election given to Administaff. Except as disclosed in the Schedule of Expenses included in attached Exhibit I, neither the Company nor Fairway Financial is subject to any agreements or arrangements which may obligate the Company or Fairway Financial for the payment of any bonuses, incentives or other amount to Administaff's employees or other persons engaged in work on the Company's or Fairway Financial's account.

                          (n)     Projections.  The parties acknowledge that
representatives of the Company and Seller have prepared certain financial plans, models and projections regarding the future performance of the Company, which have been delivered to Purchaser (the "Projections"). The Company and Seller have used their best efforts to prepare the Projections based upon what they believe in good faith after diligent inquiry to be accurate factual information and reasonable assumptions. The Projections represent the Company's and Seller's good faith, best estimates as to the future performance of the Company.

                          (o)     No Adverse Developments.  Except as described
in the Exhibits to this Agreement, neither Seller nor the Company has any knowledge of any fact, circumstance, condition or event which has or may have an adverse affect on the Company or Fairway Financial or their current or contemplated business or business plan.

For the purposes of this Section, "knowledge of" as to Seller means the actual knowledge of Clark N. Wilson or Audrey Wilson, together with the knowledge that either would have after diligent inquiry regarding the matter in question, and "knowledge of" as to the Company means the actual knowledge of any of the current corporate officers of the Company together with the knowledge that any of them would have after diligent inquiry regarding the matter in question.

                 3.2 Representations and Warranties of Purchaser. Purchaser represents and warrants to Seller as follows:

                          (a)     Authority and Enforceability.  Upon the
Closing, all actions on the part of Purchaser necessary for the authorization, execution and delivery of this Agreement and for the consummation of the transactions contemplated hereby, will have been duly and validly taken. This Agreement has been duly executed and delivered by Purchaser and constitutes a valid and legally binding obligation of such Purchaser enforceable against Purchaser in accordance with its terms.

                          (b)     No Registration.  Purchaser understands that
the Shares have not been, and will not be at the Closing, registered under the Securities Act of 1933 or any state securities laws, and are being transferred to Purchaser in reliance upon federal and state exemptions for transactions not involving any public offering.

                          (c)     No Brokers.  Except for Barry Clark and Bill
Kochwelp, no person or any other entity is entitled to any brokerage commission, finder's fee or like payment in connection with the transactions contemplated by this Agreement, due to any agreement, engagement or representation made by or on behalf of Purchaser.

                 3.3 Remaking and Survival of Representations and Warranties. Each of the representation and warranties of the parties set forth in this Article III shall be remade on the Closing Date by a certificate delivered by Seller to Purchaser as to the representations and warranties set forth in Section 3.1, and a certificate by Purchaser to Seller as to the representations and warranties set forth in Section 3.2. Seller shall not take any action or refrain from taking any action that will cause any of Seller's representations or warranties set forth in Section 3.1 to be untrue or inaccurate at any time from the date of this Agreement to the Closing. The representations and warranties of the parties set forth in this Article III shall survive the Closing.


                                   ARTICLE IV
                      ADDITIONAL COVENANTS AND AGREEMENTS

                 4.1 Purchaser's Due Diligence. Seller and the Company shall provide Purchaser and its agents with full access to all of the Company's books, records, property, employees and agents for the Purchaser's purposes of investigating and conducting due diligence regarding the Company's assets, liabilities and business operations, and Seller and the Company and its employees and agents shall fully cooperate with Purchaser in its investigations, both before and after the Closing Date. In connection with Purchaser's due diligence, Purchaser shall be entitled to conduct a full audit of the Company since its inception by Arthur Andersen or another certified public accountancy firm selected by Purchaser and reasonably acceptable to Seller, and Seller and the Company agree to cause all of its employees and agents to cooperate fully in connection with such audit. The cost of the audit shall be paid by Purchaser; provided, however, that if the Closing occurs, one-half of the cost of the audit shall be borne by Seller and one-half by the Company, and if the audit reveals that the net income of the Company for any year, as reflected in the Financial Statements, is inaccurate by more than five percent (5%), Seller shall pay the entire cost of the audit. If Purchaser discovers during its investigations of the Company matters which may be of concern to Purchaser in its sole and absolute discretion, Purchaser may give Seller written notice of termination of this Agreement at any time prior to the Closing, in which event neither Seller nor Purchaser shall have any further rights or obligations under this Agreement except as to breaches or other matters occurring prior to such termination. Purchaser's obligations under this Agreement are expressly contingent upon approval of this Agreement and all transactions contemplated hereby by Purchaser's Board of Directors in its sole and absolute discretion.

                 4.2 Continued Operation of the Company. Seller shall not permit the Company to undergo any material change in its operations, indebtedness or other liabilities and shall not permit the Company to transfer any assets or any right or interest therein except for cash sales of homes individually in the ordinary course of business. In addition, since September 1, 1994 Seller has not accepted, and Seller shall not accept, any payments from the Company, whether by the way of dividends, repayments of debt, salary or otherwise, or permit the Company to make any payments to any other party, except for continued payments of regular salaries to existing employees (provided that Clark Wilson's salary shall not exceed $20,000 per month after September 1, 1994) and required payments to lenders, subcontractors, material suppliers and other vendors of the Company under existing agreements, in each case, as they become due and payable, all as set forth in the Schedule of Expenses included in attached Exhibit I.

                 4.3 Non-Dilution. Prior to the earlier of the Closing or December 1, 1994, Seller shall not, voluntarily, involuntarily or by operation of law, assign or transfer any of the Shares, and Seller and the Company shall not permit the Company to issue any additional stock or other equity interest in the Company or otherwise take any steps which would dilute the Shares. In any event, 100% of the stock or other equity interest in the Company and in Fairway Financial shall be subject to this Agreement and Purchaser's rights hereunder to acquire all of the stock and other equity interest in the Company and in Fairway Financial at the Closing for the Purchase Price.

                 4.4 Tax Elections and Reporting. Purchaser shall have the right to make the election under Internal Revenue Code Section 338(h)(10) (which election shall be effective as of any date from September 1, 1994 through the Closing Date as elected by Purchaser within the time period permitted by applicable law or regulation) to treat this transaction as an asset sale for tax purposes, and Seller agrees to join in any federal or state elections or other documents relating thereto and otherwise cooperate as reasonably requested by Purchaser in order to give effect to such election. Purchaser and Seller agree and acknowledge that, upon the Closing, the purchase and sale between Seller and Purchaser shall be recorded in the books and records of the Company utilizing push-down accounting (including all consideration being considered inter-company debt). The excess of the Purchase Price over the net assets acquired (i.e., goodwill) will be amortized ratably over a five-year period. Seller and Purchaser further acknowledge that, after the Closing, the net income of the Company for all purposes under this Agreement shall be determined under generally accepted accounting principles ("GAAP") after giving effect to the push-down accounting described above. Seller specifically acknowledges that the tax elections described above will have the effect of increasing state and federal income and franchise taxes, at both the Company and Seller level, above what would otherwise be owing if such elections were not made, and that Seller agrees to pay all such amounts.

                 4.5 Indemnity by Seller. The parties acknowledge that the Company currently has (and has had in the past) projects in various stages of completion, including lots subject to option but not yet purchased, owned lots, units under construction, completed units in inventory, completed units subject to reservations or purchase agreements and units already sold and subject to warranty claims and other potential claims for defects in materials and workmanship, breaches of contracts, etc. (collectively, "Sales Claims"). Seller hereby agrees to indemnify Purchaser and the Company and Fairway Financial and their respective officers, employees, directors and other agents, and hold them harmless and defend them (by counsel selected by them reasonably acceptable to Seller) from and against any and all claims, demands, liabilities, liens, costs, expenses, penalties, damages and losses, including, but not limited to, attorneys' fees and court costs actually and reasonably incurred by Purchaser and arising out of (i) Sales Claims relating to any dwelling unit sold by the Company prior to the Closing Date or any transaction relating to any such dwelling unit, (ii) any breach of the representations, warranties, covenants or agreements of Seller or the Company or Fairway Financial contained in this Agreement, specifically including refund of any amounts received by Seller in violation of Section 4.2 and the representations as to the adequacy of reserves (i.e., zero reserves) as set forth in the Company's August 31, 1994 financial statements (even if the damaged party knew, had reason to know or is deemed to know of any such breach at the time of the Closing Date), (iii) any federal, state or local income, franchise, employment, workers' compensation, property or other tax or similar imposition against Seller or the Company or Fairway Financial required to be paid or withheld, but not so paid or withheld, prior to the Closing Date or payable by Seller in connection with the transactions under this Agreement (including the increased taxes described at the end of Section 4.4), (iv) any disputes or claims, whether in contract or tort or otherwise, pertaining to the Company or Fairway Financial any asset or liability of the Company or Fairway Financial occurring, or arising out of any event occurring, prior to the Closing Date, including, but not limited to, all claims of contractors, subcontractors, materials suppliers, governmental entities or agencies, neighboring landowners, predecessors in interest, employees, former employees, employees of Administaff, utilities companies, consultants and others, (v) any claims which may arise out of any substance, material or waste which is or becomes designated, classified or regulated as being "toxic" or "hazardous" or a "pollutant" under any applicable federal, state or local law or regulation (specifically including, but not limited to, asbestos, petroleum, and petroleum products, PCBs and radioactive substances) which may be located in, on or under any property owned by the Seller or the Company or Fairway Financial as of the Closing Date (or after the Closing Date but due to events occurring prior to the Closing Date), and (vi) any other liability or obligation of the Company or Fairway Financial or Seller relating to the Company or Fairway Financial accruing, or arising out of any event occurring, prior to the Closing Date, except for liabilities contained in the Financial Statements or described in attached Exhibits F, G or H attached hereto. Since it is possible that a claim indemnified pursuant to the provisions of this Section may not be known prior to the Closing Date, Seller and Purchaser specifically acknowledge that, in addition to Purchaser's rights to collect damages or pursue other remedies available under applicable law, Purchaser will have a right to offset against amounts otherwise owing under the Note any amount that may become owing by Seller to Purchaser pursuant to this Section or otherwise under this Agreement (specifically including any amounts by which the reserves specified in the Addendum to the Financial Statements are not sufficient to cover the expenses and liabilities identified in the Financial Statements and Addendum). Such right of offset by Purchaser shall not limit the extent of Seller's liability under this Section or any other provision of this Agreement.

                 4.6 Payoff of Company's Indebtedness. Seller and Purchaser acknowledge that the Company is a borrower under several loans described in Exhibit J attached hereto ("the Project Loans"). Seller and Purchaser agree that, upon the Closing, Purchaser shall make loans to the Company as necessary to repay in full all of the Project Loans, each of which loans by Purchaser (the "Purchaser Loans") shall be on substantially identical terms and conditions as the corresponding existing Project Loan (including first-priority deeds of trust and other security), except that (i) the loan terms may be modified at Purchaser's option as may be determined by Purchaser's Executive Committee to be appropriate to make such terms consistent or coordinate with the existing or contemplated future operations or indebtedness of Purchaser or its other affiliates (ii) the interest rate under each Purchaser Loan (and all other advances of the Company to Purchaser or its affiliates from time to time) shall be 13.5%, (iii) without limiting Seller's obligations pursuant to this Agreement, Seller shall not be required to give any guaranty or indemnities with respect to the Purchaser Loans, and (iv) notwithstanding the repayment schedules under the Project Loans, repayment of each Purchaser Loan shall be accomplished by payment of all net proceeds from sales of units within the corresponding project until such Purchaser Loan is repaid in full (subject to earlier payment required as a condition to enforcement of remedies under the Stock Pledge Agreement as set forth in the Stock Pledge Agreement). Concurrently with the Closing, the Company shall use the Purchaser Loans to repay in full all of the Project Loans. To the extent the Purchaser Loans are not evidenced by loan documents at the time of the Closing, Purchaser shall have the right to cause the Company to enter into documents thereafter to carry out the provisions of this Section.

                 4.7 Covenants Not to Compete. Without the prior written consent of Purchaser, neither Clark Wilson nor Audrey Wilson shall directly or indirectly (whether through any partnership which Clark Wilson or Audrey Wilson is a partner, as a consultant, through a trust of which Clark Wilson or Audrey Wilson is a beneficiary or trustee, through a corporation or other association in which Clark Wilson or Audrey Wilson has any interest, legal or equitable, or as an employee or in any other capacity whatsoever) engage in the businesses of acquisition, ownership, development, construction or sale of dwelling units in any county in the United States in which Purchaser or the Company may conduct business from time to time. Clark Wilson's and Audrey Wilson's covenants not to compete shall extend for five (5) years as to Travis, Williamson, Hays, Harris, Montgomery, Liberty, Waller, Brazoria, Fort Bend, Dallas, Tarrant, Denton, Collin, Ellis, Rockwall or Bexar County, Texas, and for three (3) years as to any other county in the United States in which Purchaser or the Company conducts business from time to time, such period as to each of Clark Wilson and Audrey Wilson being measured from the date on which he or she, respectively, ceases to be engaged by the Company or Purchaser or any affiliates as an employee or independent contractor and continuing until three or five years (as specified above) after the date on which both Clark Wilson and Audrey Wilson and all affiliated parties (i.e., any member of Clark Wilson's or Audrey Wilson's immediate family or any partnership, corporation, trust or other association in which Clark Wilson or Audrey Wilson or any member of their immediate family has a legal or equitable interest) are no longer engaged by the Company or Purchaser or any affiliates as an employee or independent contractor. In addition to the foregoing, during the same periods neither Clark Wilson nor Audrey Wilson shall hire, solicit for hire, or otherwise engage in any business transaction with, any current or future employee of the Company, whether as an employee, associate, partner, consultant or other business relation. Clark Wilson and Audrey Wilson and Purchaser agree that the duration and area as to which Clark Wilson's and Audrey Wilson's covenant not to compete and nonsolicitation covenant are to be effective are reasonable and directly relate to providing Purchaser with the reasonable benefits of its bargain as to the value of the Shares and to the Company's ability to be reasonably profitable in the future. In the event that any court determines that Clark Wilson's or Audrey Wilson's covenant not to compete or nonsolicitation covenant is unreasonable and unenforceable as to time period or area, or both, Clark Wilson and Audrey Wilson and Purchaser agree that Clark Wilson's and Audrey Wilson's covenants shall remain in full force and effect for the greatest time period and in the greatest area that does not render the covenants unenforceable. Clark Wilson and Audrey Wilson and Purchaser intend that Clark Wilson's and Audrey Wilson's covenant not to compete and nonsolicitation covenant each shall be deemed to be a series of separate covenants, one for each and every county described above in this Section.

                 4.8 Confidentiality. Except as otherwise required by law, Seller and the Company and all of their respective agents and employees and the Company shall keep strictly confidential all information and documentation relating to the transactions contemplated by this Agreement (including the fact that such transactions are contemplated), and shall not disclose any information or documentation relating to such transactions to any person or entity other than those employees or agents of the Company to the extent that such disclosure is necessary to permit the consummation of the transactions contemplated by this Agreement. If the Closing does not occur, the foregoing provisions of this Section will continue in force in perpetuity. Upon the Closing, if it occurs, the form and content of all press releases or other public communications by or on behalf of Seller or the Company shall be subject to the approval of Purchaser, and, except as otherwise required by law, Seller and the Company and their respective agents and employees shall continue to keep the terms and conditions of the transactions contemplated by this Agreement strictly confidential and shall not disclose them to any person or entity other than private communications to Seller's or the Company's attorneys, accountants and other parties to the extent they reasonably need to know such information.

                 4.9 Employment of Clark Wilson. Purchaser agrees that, upon the Closing, the Company shall employ or shall cause Administaff to employ Clark Wilson as the President of the Company to serve in such capacity at the pleasure of the Board of Directors of the Company on a month-to-month basis for so long as the Board desires. Clark Wilson's employment shall be full-time employment, and Seller shall not engage in any business activities during such employment that require Seller to expend more than five (5) hours per week of Seller's time. Further, so long as either Seller or Audrey Wilson is employed for the Company's account, neither Seller nor Audrey Wilson shall become a partner, shareholder, member, officer, director, agent, consultant or other independent contractor in, or otherwise invest in, or lend money to, any enterprise engaged in residential development, building, lending, brokerage, sales or leasing or any business in which the Company or Purchaser or its affiliates may be engaged from time to time. The employment of Clark Wilson shall be on a strictly at-will basis, and neither this Agreement nor any other written or oral communication shall be interpreted to be an employment agreement or any commitment by Purchaser or the Company to continue the employment of Clark Wilson for any period of time. Until the Board of Directors of the Company shall determine otherwise, Clark Wilson shall be paid $20,000 per month in salary. The other terms and conditions of Clark Wilson's employment, including benefits, hours, vacation, policies and procedures, etc., shall be consistent with those of other Company executives from time to time. In addition, so long as Clark Wilson is employed as the President of the Company, then (i) until the Note is paid in full, the Company shall allocate 3% of its before-tax net income (calculated as set forth in Section 4.4) for each fiscal year to a bonus pool to be distributed among the employees (other than Clark Wilson) engaged for the Company's account as determined in the reasonable discretion of Clark Wilson, as President, and (ii) after the Note is paid in full, the Company shall allocate 10% of its before-tax net income (calculated as set forth in Section 4.4) for each fiscal year to a bonus pool to be distributed among the employees (including Clark Wilson) engaged for the Company's account as determined in the reasonable discretion of Clark Wilson, as President. The provisions of this Section are intended for the mutual benefit of Buyer and Seller, and no past, present or future employee of the Company or Administaff (or any other person or entity engaged in work for the Company) shall be considered a third-party beneficiary to the provisions of this Section or any other provision of this Agreement.


                                   ARTICLE V
                               GENERAL PROVISIONS

                 5.1 Entire Agreement; Amendment. This Agreement, together with all exhibits hereto, sets forth the entire understanding of the parties, and supersedes all prior arrangements and communications, whether oral or written, with respect to the subject matter hereof, specifically including the letter of intent sent by Seller to Purchaser, dated September 14, 1994.

                 5.2 Severability. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions of this Agreement, and this Agreement shall be construed in all respects as if the invalid or unenforceable provision were omitted.

                 5.3 Notices. All notices, demands and communications hereunder shall be in writing and shall be deemed to be duly given upon personal delivery or five (5) days after being mailed from the State of California or the State of Texas by registered or certified United States mail, postage pre-paid, return receipt requested, addressed to the parties at the addresses herein set forth, or at such other address as any party shall have furnished to the other parties in writing:

                 If to Seller:                     Clark Wilson
                                                   1717 West Sixth Street
                                                   Suite 140
                                                   Austin, TX 78703-4775

                 If to the Company:                Clark Wilson Homes, Inc.
                                                   1717 West Sixth Street
                                                   Suite 140
                                                   Austin, TX 78703-4775
                                                   Attention:  Clark Wilson

                 If to Purchaser:                  J.M. Peters Company, Inc.
                                                   3501 Jamboree Road, Suite 200
                                                   Newport Beach, CA 92660
                                                   Attention:  Hadi Makarechian

                 With a copy to:                   Hewitt & McGuire
                                                   3501 Jamboree Road, Suite 250
                                                   Newport Beach, CA 92660
                                                   Attention:  Jay F. Palchikoff

                 And a copy to:                    Wiley, Rein & Fielding
                                                   1776 K Street N.W.
                                                   Washington, DC 20006
                                                   Attention:  Dag Wilkinson

                 5.4 Assignment. This Agreement shall not be assignable by Seller or the Company. Purchaser shall have the right to assign its rights and obligations under this Agreement to another person or entity to whom title of the Shares will be transferred upon the Closing, provided such assignee is majority owned or controlled, directly or indirectly, by Purchaser or Capital Pacific Homes, Inc. or its majority shareholder(s). The undersigned initial Purchaser shall be relieved of its obligations under this Agreement upon such assumption by the assignee. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

                 5.5 Governing Law and Venue. This Agreement and the rights and obligations of the parties hereunder shall be governed by and construed in accordance with the internal laws, but not the laws pertaining to conflict or choice of laws, of the State of Texas. The exclusive forum for the determination of any action relating to this Agreement shall be either an appropriate court of the State of Texas in Travis County or the appropriate court of the United States in the State of California.

                 5.6 Attorneys' Fees. If either party to this Agreement brings an action against the other party to interpret or enforce this Agreement, the prevailing party shall be entitled to recover its costs and expenses, including without limitation attorneys' fees and costs actually and reasonably incurred in connection with such action, including any appeal of such action.

                 5.7 No Waiver. No waiver of any provision of this Agreement or any rights or obligations of any party hereunder shall be effective, except pursuant to a written instrument signed by the party or parties waiving compliance, and any such waiver shall be effective only in the specific instance and for the specific purpose stated in such writing.

                 5.8 Cooperation and Further Assurances. Seller shall, and shall cause the Company to, fully cooperate with Purchaser in good faith to execute any and all reasonable documents and to perform all actions reasonably necessary or appropriate to effect the consummation of the transactions contemplated by this Agreement, both before or after the Closing.

                 5.9 Incorporation of Exhibits. Each of the Exhibits referred to in this Agreement is incorporated into this Agreement by this reference.

                 5.10 Captions and References to Articles and Sections. The titles of the articles and sections to this Agreement are for convenience only and are not a part of this Agreement and do not in any way limit, amplify or explain any of the provisions of this Agreement. All uses of the words "Article" and "Section" in this Agreement are references to articles and sections of this Agreement, unless otherwise specified.

                 5.11 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                 5.12 Joint and Several Liability. All obligations and liability of Seller under this Agreement or any related instrument shall be the joint and several obligations and liability of Clark Wilson and Audrey Wilson.

                 IN WITNESS WHEREOF, each of the parties hereto have executed this Agreement as of the date first written above.

                                         "Seller"


                                         /s/ CLARK WILSON
                                         ------------------------------------
                                         Clark Wilson, an individual


                                         /s/ AUDREY WILSON
                                         ------------------------------------
                                         Audrey Wilson, an individual


                                         "PURCHASER"

                                         J.M. Peters Company, Inc.,
                                         a Delaware corporation


                                         By: /s/ HADI MAKARECHIAN
                                             --------------------------------
                                             Hadi Makarechian,
                                             Chairman of the Board


                                         "COMPANY"

                                         Clark Wilson Homes Inc., a Texas
                                         corporation


                                         By: /s/ CLARK WILSON
                                             --------------------------------
                                             Clark Wilson, President